 Exhibit 99.1

CIBC Code of Conduct

November 2021

CIBC External

Approved by CIBC’s Board of Directors effective November 1, 2021

Table of Contents

A message from Victor G. Dodig, President and CEO	4
1. Overview of the Code	5
1.1 What is the purpose of the Code?	5
1.2 Who has to follow the Code?	5
1.3 What do we expect of our people leaders?	5
1.4 How should we use the Code?	5
1.5 How do I speak up?	6
1.6 What if I am concerned about retaliation for speaking up?	6
1.7 What happens if I don’t follow the Code?	7
1.8 How does CIBC make sure the Code is effective?	7
2. We act with honesty and integrity	8
2.1 We comply with the law and CIBC policies	8
2.2 We prevent corruption, bribery, fraud and other financial crime	9
2.3 We act within our scope of authority	9
2.4 We act responsibly in managing inside information and our personal trading in securities	10
2.5 We compete fairly	10
2.6 We respect intellectual property	11
3. We ensure a respectful and safe workplace	12
3.1 We prohibit discrimination and harassment	12
3.2 We have a safe and secure workplace	12
3.3 We follow restrictions on alcohol and drugs	13
3.4 We do not carry on outside political activities or religious advocacy at work	13

External

4. We identify and avoid conflicts	14
4.1 We are careful about gifts, entertainment or other advantages or benefits that we offer or accept	15
4.2 We do not borrow or lend personal funds	15
4.3 We respect our suppliers	15
4.4 We are cautious about being a beneficiary, executor, power of attorney, guardian or other personal representative	16
4.5 We obtain appropriate approval(s) before engaging in outside activities and investments	16
4.6 We follow restrictions on processing personal transactions	17
5. We serve our clients and protect our brand, our investors and our environment	18
5.1 We represent CIBC	18
5.2 We participate in community activities responsibly	19
5.3 We provide full and fair disclosure	19
5.4 We protect our environment	19
6. We safeguard information of our clients and team members and we protect other CIBC assets	20
6.1 We protect confidentiality and privacy	20
6.2 We maintain CIBC’s information security	21
6.3 We safeguard CIBC’s property	22
6.4 We follow business expense policies	22
6.5 We maintain complete and accurate records	22
7. We cooperate with investigations and report behaviour that is inconsistent with the Code	23
8. We speak up and get advice	24

External

A message from Victor G. Dodig, President and CEO

At CIBC, we are led by our purpose - to help make our clients’ ambitions a reality.

Across our CIBC Team, we each play an important role in maintaining the integrity of our bank, ensuring it is a respectful, inclusive and genuinely caring place to work. This is why it’s so important that we do what is right for our clients and for one another.

Our Code of Conduct (Code) is an important reference point in establishing our culture as we continue to build a purpose-led organization. It’s our guide to leading with courage and authenticity. It also lays the foundation for how we should behave and treat our clients, communities and fellow team members. Everyone in our bank must speak up if something does not seem right, and you should feel confident that your concerns will be addressed appropriately.

It makes me proud to be part of a team that is committed to putting our clients at the heart of every decision we make and treats one another with respect. This is who we are and this is who we will continue to be as we grow our business in an inclusive and sustainable way.

Victor G. Dodig

President and CEO

4 | External

1.	Overview of the Code

The terms “we”, “our”, “us” and “team members” refer collectively to all CIBC employees, contingent workers and CIBC directors, and are intended to indicate that adherence to the Code is both a personal and a shared responsibility of all CIBC employees, contingent workers and CIBC directors.

1.1 What is the purpose of the Code?

We all play a role in maintaining the integrity of our bank - a place where everyone has the right to be treated with dignity and respect. The Code sets out principles for how we behave:

•	We act with honesty and integrity

•	We ensure a respectful and safe workplace

•	We identify and avoid conflicts

•	We serve our clients and protect our brand, our investors and our environment

•	We safeguard information of our clients and team members and we protect other CIBC assets

•	We cooperate with investigations and report behaviour that is inconsistent with the Code

The Code is our foundation and identifies policies to guide our actions - an important element as we transform into a purpose-led organization and build a relationship-oriented bank for a modern world. This means respecting both the letter and the spirit of the Code in everything we do.

1.2 Who has to follow the Code?

The Code applies to every single one of us at CIBC and our wholly-owned subsidiaries1. The Code applies to our interactions at work - and outside work - with team members, clients, shareholders, regulators, governments, suppliers, competitors and the wider community.

1.3 What do we expect of our people leaders?

People leaders play an important role by modelling and helping to ensure acceptable standards of behaviour for team members, driving CIBC’s desired culture within their respective teams. A people leader is often the first point of contact when a team member has a question about the Code. People leaders also support and protect from retaliation all team members who, in good faith, report a potential violation of the Code.

1.4 How should we use the Code?

The Code guides us to do the right thing. Each of us has a personal responsibility to follow the Code. We must read and understand the Code and live by its principles. If anything is unclear, we speak with our people leader.

At the end of each Code section, there are links to key policies, including policies that are specific to the regions where we do business. Our actions and decisions have to be consistent with these policies. We must read the policies listed at the end of each section of this Code that are relevant for our role, area of business and region. If we have any questions about the Code or CIBC policies, we will contact our people leader, the Code of Conduct, Mailbox or one of the contacts listed in section 8 of the Code.

1 CIBC FirstCaribbean Bank (FCIB) as well as CIBC Cayman Bank (CayBank), each have their own codes of conduct that are relevant to their specific businesses and address local requirements.

5 | External	Overview of the Code

1.5 How do I speak up?

If something does not seem right, or you want to raise a concern about your role, activities you believe are inconsistent with the Code, or something that might be damaging to CIBC or our stakeholders, you must immediately speak up. There are many ways to speak up:

•	Your people leader is your first point of contact to speak to about your concern
•	If the concern is about your people leader, or you are uncomfortable speaking to them, you can speak to your people leader’s leader or any contact listed at the end of the Code
•	There is also a dedicated anonymous Whistleblower Hotline available online and by phone. Any concern you raise is taken seriously in accordance with our Whistleblower Policy. You do not have to identify yourself. You can access the online portal at www.clearviewconnects.com by clicking "Submit a Report" and searching for CIBC. If you want to submit a report by phone in North America, call 1 866 881-9430. In the United Kingdom, call 0330 808-4790. In other regions, call collect at 1 416 443-7808 or the toll free numbers in the Whistleblower Policy or CIBC.com. The hotline is available in many languages

1.6 What if I am concerned about retaliation for speaking up?

There is no retaliation for speaking up. We want to be clear: No one may suspend, discharge, discriminate against, harass, threaten or otherwise retaliate against a team member or other person in any way for:

•	reporting in good faith actual or possible misconduct
•	providing information for, or participating in, an investigation

If you believe that you are being retaliated against for speaking up, you should contact your people leader or the appropriate contact listed at end of the Code.

Nothing in the Code, any CIBC policies, or any agreement we enter into with CIBC, prevents us from engaging in activities permitted by whistleblower legislation.

6 | External	Overview of the Code

1.7 What happens if I don’t follow the Code?

An employee who contravenes any provision of the Code or a CIBC policy may be subject to disciplinary action up to and including termination of employment for cause without notice, or pay in lieu of notice, as well as possible civil, criminal or regulatory action. Such conduct may also affect their individual performance assessments and compensation.

A contingent worker who contravenes any provision of the Code or a CIBC policy applicable to contingent workers may be subject to action by CIBC up to and including termination of their assignment without notice, as well as possible civil, criminal or regulatory action.

1.8 How does CIBC make sure the Code is effective?

We take different steps to ensure the Code is effective. There is a training program on the Code and every year all team members must attest that they have read, understood and will always follow the Code.

As part of the ongoing monitoring and reporting process, we record and report to CIBC’s Board of Directors and/or subsidiary Board of Directors in a region, as applicable, on breaches of the Code so that we can improve our Code, our policies and how we make decisions.

Team members who are seeking a waiver of a provision in the Code due to exceptional circumstances should speak to their people leader, and then contact the Code of Conduct, Mailbox for advice. A waiver of the Code is rarely approved.

Legal requirements provide that CIBC’s Board of Directors must approve waivers for Board members and certain executive officers, and publicly disclose any waivers.

7 | External	Overview of the Code

2. We act with honesty and integrity

Honesty and integrity are at the heart of what we do and how we do it. This is how we earn the trust of our team members, our clients, our shareholders and our communities. We respect the spirit of the Code even when the Code does not specifically address a particular situation.

When we act with honesty and integrity, we show these behaviours:

2.1 We comply with the law and CIBC policies

CIBC is a global bank subject to the laws and regulations of the regions where we do business. We must be familiar and comply with the law and CIBC policies. Team members who are licensed by a regulatory or professional body must follow their licensing or registration requirements. We recognize that any breach of the law or CIBC policies can have serious consequences for CIBC and each of us.

We know and respect our clients. When we act with integrity, transparency and respect in dealing with our clients, we:

•	are diligent in knowing our clients’ financial situation (including their financial needs, investment objectives, risk tolerance, goals and aspirations)
•	recommend products and services that are appropriate to our clients’ financial situation
•	offer or sell products or services to our clients which they want, value and understand
•	communicate with our clients in a timely manner with clear language that is not misleading
•	obtain clear consent from our clients to purchase products or services
•	provide clients with the information they need to make the financial decisions that are right for them
•	take ownership by providing a fair, speedy and transparent resolution whenever issues arise
8 | External	We act with honesty and integrity

We demonstrate personal integrity. We immediately tell our people leader when we are charged with a criminal offence, even if we are not guilty of the offence, and we keep our people leader informed of any related proceedings.

People leaders are responsible for contacting Corporate Security about the charge and the outcome at the CorpSecurity, Mailbox.

2.2 We prevent corruption, bribery, fraud and other financial crime

We protect CIBC and our clients from financial crimes. This means we do not participate in any way in bribery, fraud, kiting, kick-backs, theft, payoffs, forgery, tax evasion, misselling or other corrupt business practices. For example, we do not deposit and draw payment instruments between two or more accounts within CIBC or between CIBC and other financial institutions to disguise the lack of funds (i.e., known as kiting) and we never forge a client’s signature. We immediately report any concerns about these types of suspicious behaviours (including those of team members, suppliers, clients, government representatives or others).

We also help protect CIBC and its clients from being associated with money laundering, terrorist financing, or from transacting with countries, entities or individuals subject to sanctions requirements. We identify and verify client information for unusual activity and report suspicious activity in an effort to identify criminal activities, such as human trafficking.

How can we help prevent financial crime?

• We do not help clients alter, remove or mask information to avoid legal requirements, or to perpetrate fraud

• We report unusual transactions to the Enterprise Anti-Money Laundering group based on what we know about our clients and normal banking activity

• We speak up when we think CIBC is being used for criminal activity by contacting the Enterprise Anti-Money Laundering group

• We cooperate with investigations by CIBC

2.3 We act within our scope of authority

We act within the scope of our employment/engagement and assigned duties. We are responsible for understanding our authorities, limits on those authorities and how we use them. We only provide advice to our clients that we are authorized to provide in the course of our work. This means:

•	we do not give clients financial, trust, legal, tax, investment or other advice without CIBC authorization
•	we do not act outside the authority permitted by our role or our professional qualifications, license or our regulatory registration
•	we do not process a transaction for a client or team member or enter into an agreement for CIBC without proper authorization and documentation.

9 | External	We act with honesty and integrity

2.4 We act responsibly in managing inside information and our personal trading in securities

If we have inside information, we never trade in shares or other securities of CIBC or other public companies, nor do we talk to others about that company. We know these actions are illegal.

We comply with internal information barriers established to control inside information. We never disclose inside information, except as required in the normal course of business or in the performance of our assignment and always as set out in CIBC policies.

We also follow applicable regulatory requirements and CIBC policies that may apply to us for personal trading, including pre-clearing trades in securities and CIBC shares.

What is “inside information”?

Inside information means material non-public information about a public company (including CIBC) that, if disclosed, would likely affect the market price of the company’s securities or that a reasonable investor would likely consider important in making an investment decision to buy, hold or sell securities.

2.5 We compete fairly

We deal fairly, honestly and legally with our competitors. This means we do not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.

Certain agreements between competitors are prohibited by law, regardless of the impact on competition. Specifically, we do not make agreements with competitors that would:

•	Fix the price of products or services
•	Allocate clients or markets, including any agreement to avoid competing in a particular market or geographic region
•	Prevent, eliminate or suppress the supply of a product

When providing services to our clients, we do not impose conditions that require clients to:

•	Bring additional business to CIBC
•	Purchase additional products
•	Agree not to purchase a competitor’s products

In addition, there are other laws that prevent CIBC from participating in activities that lessen or prevent competition. These laws are complex, so if any of us have concerns about proposed dealings with competitors or clients, we will discuss them with the Legal Department (or in the US region, US Compliance).

10 | External	We act with honesty and integrity

2.6 We respect intellectual property

Intellectual property is a special type of property, which we may create while working for CIBC. For example, our logos and slogans - even our websites, written publications, trade secrets and business processes - are intellectual property that belong to CIBC, even when we leave. CIBC intellectual property is protected by trademark, copyright and patent laws and cannot be used by others without our approval.

Other companies also protect their intellectual property and enforce their intellectual property rights. Before we copy, distribute or use intellectual property that belongs to someone else, we should ensure that we have the owner’s approval. For example, we should be aware that publications in any form of media, images, photographs, broadcasts, recordings, online materials and software are often protected by copyright law. Company brand names, logos, slogans, designs, scents, colour, sounds, taste, holograms and moving images may be protected by trademark law. We consult the Legal Department before using intellectual property, especially if we are not certain that it belongs to CIBC.

11 | External	We act with honesty and integrity

3. We ensure a respectful and safe workplace

All team members have a role to play in helping us to achieve CIBC’s inclusion and diversity goals and creating an accessible workplace where everyone feels they belong. This is important to our clients and our shareholders, and it’s also a part of our regulatory responsibilities. We must treat team members, clients, visitors, suppliers and the public respectfully.

When we treat others with respect and maintain a safe workplace, we show these behaviours:

3.1 We prohibit discrimination and harassment

We have the right to work in an environment that is free of discrimination and harassment. Discrimination, harassment or violation of human rights of any sort is prohibited and will not be tolerated. We are familiar with and follow CIBC policies about respect in the workplace, anti-discrimination and anti-harassment, including reporting any actions or conduct that is not consistent with these policies.

3.2 We have a safe and secure workplace

We have the right to work in an environment that is safe and free from violence or threats of violence. We know that violence of any sort is prohibited and will not be tolerated. We follow recommendations and protocols to promote a healthy and safe working environment and report any health and safety concerns as soon as possible. We are familiar with and follow CIBC policies on the prohibition of violence, and health and safety in the workplace, including reporting any prohibited conduct.

CIBC is also committed to ensuring that slavery and human trafficking are not used in CIBC businesses or supply chains. We follow CIBC policies on dealing with suppliers and report any concerns.

12 | External	We ensure a respectful and safe workplace

3.3 We follow restrictions on alcohol and drugs

We behave in a way that takes into account our impact on team members, clients, and the broader community. When we are representing CIBC at our premises and outside of the office:

•	We do not use recreational cannabis
•	We do not possess illegal drugs
•	We do not become impaired by alcohol or drugs (however, drugs prescribed by a licensed health care provider and taken as directed are permitted, provided we are able to safely do our work)
•	We do not serve alcohol at a CIBC event unless approved by an executive

If we serve alcohol at a CIBC event, we follow these steps:

• Obtain approval from an executive (or in the US region, a US leadership team member), which could be a one-time or ongoing approval

• The people leader responsible for the CIBC event must be in attendance if alcohol is served and must ensure that reasonable procedures and safeguards are in place, so that serving or consuming alcohol is done safely, responsibly and that any required licenses are obtained

• If we consume alcohol at a CIBC event, we will do so responsibly and use transportation that ensures we remain safe and secure

3.4 We do not carry on outside political activities or religious advocacy at work

CIBC respects our right to individual political beliefs and religious practices. However, we express these beliefs or practices as individuals and not as representatives of CIBC.

We will not carry on outside political activities or engage in religious advocacy at work or while representing CIBC. This includes seeking contributions, campaigning and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices at work in a private manner. We must follow regional policies and obtain approval from our regional Compliance Department for any requests for any outside political activities.

13 | External	We ensure a respectful and safe workplace

4. We identify and avoid conflicts

A conflict of interest and even the perception of a conflict of interest, can damage CIBC’s reputation. We avoid any situation where our personal interest may conflict, or be perceived to conflict with the interests of CIBC, team members, our clients, or suppliers. For example, we do not choose a supplier or select contingent workers for assignments or engagements on the basis of a close personal relationship.

What do we mean by “immediate family”?

In our Code, when we say “immediate family”, we mean your spouse or common law partner, parents, sisters/brothers, children, grandparents, parents-in-law, sisters/brothers-in-law, step-parents, step-children, step-grandparents, step-sisters/brothers, grandchildren, legal dependents, legal guardian, and any corporation or other legal entity that is controlled by you and/or members of your immediate family.

What is a “close personal relationship” that can cause a conflict of interest?

A close personal relationship involves a personal connection which may be the result of an emotional bond or financial interaction. Common examples include immediate family members, romantic partners or others with whom we have a financial relationship.

To avoid conflicts:

• We will not be in a reporting relationship or work with someone with whom we share a close personal relationship where we have, or may be perceived to have, the ability to impact their compensation, work conditions or promotion prospects

• We will not use information we possess as a result of our CIBC role to further the interests of someone with whom we have a close personal relationship

• We will not refer other team members or clients to a business that is owned or operated by ourselves or someone with whom we have a close personal relationship, unless permitted by CIBC policies or procedures

• We will comply with restrictions on processing personal transactions

14 | External	We identify and avoid conflicts

4.1 We are careful about gifts, entertainment or other advantages or benefits that we offer or accept

Giving or accepting a gift, entertainment or other advantage or benefit to or from a client, supplier, prospective client or public official might create an actual, potential or perceived conflict of interest, especially where the value is more than nominal.

Even where a conflict does not exist, the gift, entertainment, or other advantage or benefit could be viewed as an attempt to influence a business decision. We are familiar with the restrictions in CIBC policies on giving or accepting gifts, entertainment or other advantages or benefits. We adhere to annual maximum gift limits and other requirements in CIBC policies when we give or accept gifts, entertainment or other advantages or benefits, and entertain clients or others. We do not give or accept a gift, entertainment or other advantage or benefit if it could create an actual, potential or perceived obligation (or expectation) that could conflict with our work at CIBC. We never try to influence the outcome of an official decision by offering or receiving a gift, entertainment or other advantage or benefit.

Here are some examples of gifts, entertainment or other advantages or benefits:

• Products or services with more than a nominal value

• Discounted products

• Free travel or accommodation

• Event tickets

4.2 We do not borrow or lend personal funds

We do not borrow or lend personal funds or other personal property (directly or indirectly) to a client, team member or supplier who has an ongoing or prospective business relationship with us. This restriction does not apply to:

•	Transactions with immediate family members
•	Transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions

We avoid borrowing, lending or pooling personal funds with another team member or client.

4.3 We respect our suppliers

We make every effort to select and deal with suppliers that have high standards of conduct that align with our principles in CIBC policies on supplier conduct. We are careful to avoid a conflict in selecting a supplier.

15 | External	We identify and avoid conflicts

4.4 We are cautious about being a beneficiary, executor, power of attorney, guardian or other personal representative

A conflict might arise where we accept signing authority or a power of attorney from our client for that client’s account. We might also discover that a client has made us a beneficiary, executor or other personal representative (e.g., guardian, committee or curator). CIBC discourages team members from accepting these designations and depending on the circumstances, we might have to ask our client to revoke the designation. If we want to act as a signing authority, power of attorney, personal representative or remain as a beneficiary, we must obtain prior approval or seek approval as soon as we become aware of the designation, from our people leader and the regional Compliance Department. In most situations, this does not prevent us from being a beneficiary, or serving as executor, power of attorney, guardian or other personal representative of an immediate family member.

Remember, CIBC has the right to require us to renounce any bequest or appointment, or to remove ourselves from dealing with a client’s estate where there is an actual, potential or perceived conflict of interest.

4.5 We obtain appropriate approval(s) before engaging in outside activities and investments

CIBC supports our participation in our communities through taking roles in community organizations, clubs and associations. However, we avoid positions, associations, investments or other outside activities that may interfere with, or be perceived to interfere with, our work at CIBC and our judgment about doing the right thing for our clients and with our team members. Team members are expected to devote their working hours to their CIBC work. CIBC policies require team members to obtain prior approval from their people leader and/or the regional Compliance Department to participate in an outside activity so that any actual, potential or perceived conflicts of interest can be avoided.

Outside activities include:

• Additional position or employment outside CIBC

• Carrying on business activities outside CIBC

• Private investment in public or private companies (i.e., private placements)

• Acting as a party to an estate or tax planning arrangement (other than an immediate family member’s arrangement), for example, acting as settlor, donor or subscriber of shares

• Owning a rental property that is not your principal residence, however, if the rental property is your principal residence, no approval is required

• Acting as a personal representative for a client (other than an immediate family member)

• Campaigning/holding a public office

16 | External	We identify and avoid conflicts

If we are interested in taking a position as a director of a company, organization or association (including not-for-profit organizations or associations), or as a member of a board advisory committee, we must obtain prior approval from our people leader and the regional Compliance Department. Generally, it is not acceptable to act as an officer or director of a client’s business. In addition, we realize that acting as a director of a public company also requires CEO approval because of the time commitment required to serve on public company boards and the potential conflict of interest that may arise if the company is or becomes our client. These requests are rarely allowed.

To request approval for an outside activity or investment, complete the applicable Outside Activities Approval Request form in your region: Canada, US, Europe, Asia Pacific or Caribbean. For all other regions, contact the Outside Activities, Mailbox for further direction.

CIBC Board members follow board policies to obtain approval for outside activities.

4.6 We follow restrictions on processing personal transactions

Processing transactions for ourselves or for those close to us can create a conflict of interest. We follow restrictions in CIBC policies on processing personal transactions. We do not process, or ask another team member who reports to us directly or indirectly to process, a transaction for us, a member of our immediate family or anyone with whom we share a close personal relationship, a financial interest or for whom we are a personal representative (e.g., trustee, executor, guardian, committee, curator, or a power of attorney).

17 | External	We identify and avoid conflicts

5. We serve our clients and protect our brand, our investors and our environment

We are proud of our bank - who we are, the role we play in our clients’ lives and the impact we have on our communities.

When we serve our clients and protect our brand, investors and the environment, we show these behaviours:

5.1 We represent CIBC

CIBC respects our right to publicly express our personal views. We do not participate in activities that may compromise CIBC’s image or reputation, whether during or outside work hours. We do not disparage, defame, embarrass or harass team members, clients, visitors, suppliers or competitors.

We use social media appropriately. We must all understand what is expected of us when using social media to ensure that we protect our brand, reputation, client information and other CIBC information and that we maintain standards of professionalism, honesty, and integrity. To understand if we’re using social media appropriately, we must ask ourselves if others might be offended by our posts or those we share or like.

We use CIBC’s brand name and trademarks with permission. We may only use CIBC’s brand name and trademarks outside of CIBC as part of our regular job duties or at an external function where CIBC’s participation has been previously approved.

We are careful when communicating with government agencies, regulators or officials. When we communicate with a government agency, regulator or official, we must not give the impression that we are communicating on CIBC’s behalf unless we have the authority to do so. In certain situations, team members who communicate with government officials on behalf of CIBC must comply with lobbying activity pre-approval, registration and reporting requirements in CIBC policies.

We obtain approval(s) before public speaking, speaking with media or writing engagements. If we plan to speak or write in a public forum as a CIBC representative, or may be perceived as a CIBC representative, (e.g., speaking to the media, presenting a lecture or publishing an article, submitting a white paper or external report for an industry conference), or are contacted by a reporter, we obtain prior approval from our people leader and CIBC Communications and Public Affairs (or in the US region, from US Marketing & Communications).

18 | External	We serve our clients and protect our brand, our investors and our environment

5.2 We participate in community activities responsibly

CIBC supports our involvement in community activities. We know that by participating in those activities, we are, or may be perceived to be, representatives of CIBC.

When soliciting charitable donations or fundraising, whether on behalf of CIBC or another organization, we emphasize the voluntary nature of the donation. We are careful not to put team members (particularly those who report to us, directly or indirectly), clients or suppliers in a position where they may feel obligated to contribute - or fear being treated unfairly if they do not make a donation.

If we are involved in a draw or charitable fundraising contest at CIBC, we must follow applicable requirements. For more guidance, we contact the Legal Contest, Mailbox, or the Legal Department in our region.

5.3 We provide full and fair disclosure

All of our communications, whether internal or external must be truthful, accurate and complete, and must not mislead others. We consult with our people leader if we are unsure about the accuracy or completeness of information we receive.

Inappropriate disclosure includes:

• Misrepresenting a client’s current, future or past financial position

• Modifying or fabricating client documents even if the client consents

• Changing dates on previously signed forms even if we are correcting a mistake

• Forging, altering or misusing anyone’s identity, signature or initials

• Recording or knowingly approving a false, misleading or deceptive transaction

• Bypassing procedures in a manner that compromises the integrity of CIBC’s records and disclosures, such as creating your own forms/letters

5.4 We protect our environment

CIBC believes that environmental responsibilities and business objectives are connected, as a healthy and sustainable environment fosters sustainable economic growth. We are responsible for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent manner that contributes over the long term to CIBC’s shareholder value.

19 | External	We serve our clients and protect our brand, our investors and our environment

6. We safeguard information of our clients and team members and we protect other CIBC assets

6.1 We protect confidentiality and privacy

We take all reasonable steps to preserve the confidentiality and privacy of CIBC information. This includes accessing and using CIBC information only for the purposes intended, as directed by our people leader or business procedures, and disclosing that information only to those who have a specific and authorized business need to know.

We will collect, use, share or view clients’ or team members’ information only when we have a reasonable business purpose for doing so and in compliance with applicable laws and our access authority.

How do we protect confidentiality and privacy?

• We do not access files, profiles, systems, accounts or other information about ourselves, immediate family members or those with whom we have a close personal relationship

• We do not access client or team members’ files, profiles, systems, accounts or other information if we do not have a valid business reason for doing so

• We avoid discussing or otherwise disclosing confidential information in public places

• We are aware of our immediate surroundings when working remotely and avoid discussing confidential information if it may be overheard by unauthorized persons

• We do not send or forward information that is classified by CIBC as Internal, Confidential or Restricted to or from our non-CIBC personal email address directly or indirectly

• We minimize the use of printed copies of CIBC information for work

• We securely store, transmit and dispose of CIBC information and follow our record retention policies and procedures

• If we have concerns about the protection of CIBC information, or we become aware of a breach of confidentiality or privacy, we immediately report those concerns to the privacy contact in our region or line of business

20 | External	We safeguard information of our clients and team members and we protect other CIBC assets

6.2 We maintain CIBC’s information security

CIBC’s information is one of our most important assets and we safeguard CIBC’s technology systems, resources, software, applications or facilities when we follow CIBC policies that govern their use. CIBC records and monitors our activity on its technology systems, resources and facilities for the purpose of detecting unauthorized use, sharing or access.

When sending communications through CIBC’s networks, we must always maintain a professional tone and comply with the Code and CIBC’s policies for our behaviour. We follow these requirements whether we are using CIBC’s equipment or our own.

Our personal use of CIBC systems must be reasonable and must not interfere with our job responsibilities and work-related needs. We must not use these systems to view or communicate inappropriate material. These systems must not be used to do work on behalf of another business or organization.

How do we protect CIBC information?

• We do not send or forward information that is classified by CIBC as Internal, Confidential or Restricted to or from our non-CIBC personal email address directly or indirectly. For guidance on the appropriate use of email, refer to applicable information security policies. We only install authorized CIBC software on devices when using them for work. We ensure we follow approved processes for doing so (e.g., use Get IT (ServiceNow) and approved apps from a corporate store)

• We do not share our passwords for CIBC systems and we protect our devices from unauthorized access

• When we conduct work for CIBC on any device or network, we must only use electronic messaging channels approved and provided by CIBC

21 | External	We safeguard information of our clients and team members and we protect other CIBC assets

6.3 We safeguard CIBC’s property

We have controls in place to protect CIBC property. These controls include use of safes, vaults and other security equipment; physical or logical access control; and other security-related processes. CIBC will require you to return or destroy CIBC property upon request.

6.4 We follow business expense policies

When we incur expenses or approve expenses on behalf of CIBC, we follow CIBC policies to ensure the expenses are reasonable, for a valid business purpose and supported by receipts.

6.5 We maintain complete and accurate records

If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised. We ensure that records of team members, clients, suppliers or others adhere to CIBC’s policies.

22 | External	We safeguard information of our clients and team members and we protect other CIBC assets

7. We cooperate with investigations and report behaviour that is inconsistent with the Code

We may be asked to participate in an internal or external investigation, inquiry, or review of concerns or possible misconduct. We have a duty to cooperate and provide honest, accurate, complete and timely information. When requests are made by an external party, there are steps we must take before responding. We will notify our people leader and contact the appropriate CIBC department listed in section 8 of this Code.

If we are disclosing information to a regulator or enforcement agency under whistleblower legislation, we do not have to contact any CIBC department to do so.

23 | External	We cooperate with investigations and report behaviour that is inconsistent with the Code

8. We speak up and get advice

To speak up or get advice, we contact our people leader or their leader. In addition, we can contact the appropriate CIBC departments, or any member of the Executive Committee, the CEO or a Board member. Board members should contact the Chair of the Board.

Omitted

The CIBC logo is a trademark of CIBC.

24 | External	We speak up and get advice